================================================================================

                        SECURITES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                  Securities Exchange Act of 1934 [Fee Waived]


For the Fiscal Year Ended December 31, 1996        Commission File Number 0-1928

                             Full Title of the Plan:

                     THE AES CORPORATION PROFIT SHARING AND
                              STOCK OWNERSHIP PLAN

       Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office:

                               THE AES CORPORATION

                             1001 North 19th Street
                               Arlington, VA 22209

================================================================================

  Page 1 of [16] sequentially numbered pages.
  The Exhibit Index is on Page [15].

THE AES CORPORATION PROFIT SHARING AND STOCK OWNERSHIP PLAN INDEX
TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBIT FILED AS REQUIRED BY
ITEM 4 OF FORM 11-K.
--------------------------------------------------------------------------------
                                                                          PAGE
  INDEPENDENT AUDITOR'S REPORT                                             3

  FINANCIAL STATEMENTS FOR THE YEARS
  ENDED DECEMBER 31, 1995 AND 1994.

       Statement of Net Assets Available for Participants'
          Benefits                                                         4

     Statement of Changes in Net Assets Available for
          Participants' Benefits                                           5

     Notes to Financial Statements                                       6 - 11

FINANCIAL STATEMENT SCHEDULES

     Item 27a - Assets Held for Investment Purposes                       12

     Item 27d - Schedule of Reportable Transactions                       13

  SIGNATURE                                                               14

  EXHIBIT - CONSENT OF INDEPENDENT AUDITORS                               16

INDEPENDENT AUDITORS' REPORT

The AES Corporation Profit Sharing and
  Stock Ownership Plan:

We have audited the accompanying statements of net assets available for participants' benefits of The AES Corporation Profit Sharing and Stock Ownership Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for participants' benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for participants' benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for participants' benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 5, 1997

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PARTICIPANTS' BENEFITS
DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------
  ASSETS                                                1996           1995

  Cash                                            $      17,525    $    88,899
  Investments, at fair value (Notes 2 and 3):
    Common stock - The AES Corporation              127,310,932     70,098,422
    Money market fund                                13,383,048      5,316,301
    Mutual funds                                     22,268,825     14,783,726
                                                  -------------    -----------

               Total                                162,980,330    90,287,348

    Participant loans (Note 5)                        3,918,608     3,402,561
                                                  -------------    -----------

    Total investments                               166,898,938    93,689,909
                                                  -------------    -----------

  RECEIVABLES:
    Employer contributions                            3,077,968      2,890,737
    Employee contributions                              123,464        117,345
                                                  -------------    -----------

               Total receivables                      3,201,432      3,008,082
                                                  -------------    -----------

  NET ASSETS AVAILABLE FOR PARTICIPANTS'
  BENEFITS                                        $ 170,100,370    $96,697,991
                                                  =============    ===========

See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANTS'
BENEFITS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------
                                                       1996            1995
  ADDITIONS TO NET ASSETS:
    Investment income:
      Net appreciation in fair value of
        investments (Note 3)                      $ 67,091,692     $ 11,498,468
      Interest and dividends                         2,293,450        1,642,485

    Contributions:
      Employer                                       4,433,845        4,976,064
      Employee                                       2,167,694        2,068,884
                                                 -------------      -----------
                     Total additions                75,986,681       20,185,901


  DEDUCTIONS FROM NET ASSETS:
     Withdrawals and distributions                  (2,584,302)      (2,568,456)
                                                 -------------      -----------
  NET INCREASE                                      73,402,379       17,617,445

  NET ASSETS AVAILABLE FOR PARTICIPANTS'
  BENEFITS:
     Beginning of year                              96,697,991       79,080,546
                                                 -------------      -----------

     End of year                                 $ 170,100,370      $96,697,991
                                                 =============      ===========

See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------
1. PLAN DESCRIPTION

   The AES Corporation Profit Sharing and Stock Ownership Plan (the Plan) was established on April 1, 1989, as the successor plan to the Applied Energy Services, Inc. Employee Profit Sharing Plan, the Applied Energy Services, Inc. Employee Stock Ownership Plan, the AES Deepwater Division Employee Profit Sharing Plan, the AES Beaver Valley Division Employee Profit Sharing Plan, and the BV Partners Employee Profit Sharing Plan. The Plan was subsequently amended and restated, effective January 1, 1994.

   The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General - The Plan is a defined contribution plan. All regularly scheduled full-time and part-time employees are eligible to participate in the Plan on the entry date following employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   Contributions - Participants may make pre-tax contributions to the Plan up to an annual maximum determined by the Internal Revenue Service. During 1996 and 1995, The AES Corporation (the Company) matched participant pre-tax contributions up to 5.0% of compensation as defined in the Plan, on a one for one basis. Matching contributions made by the Company are paid in common stock of The AES Corporation. Participants may also make post-tax contributions of up to 10% of compensation.

   In addition, the Company may make profit sharing contributions to the Plan that are allocated to the participants on the basis of each participant's base compensation. Profit-sharing contributions are made in the Company's common stock. During 1996 and 1995, the Company contributed 11% and 10.75% of base contribution as profit sharing allocations.

   Participant Accounts - Each participant's account is credited with the participant's and the employer's contributions and an allocation of the Plan's earnings. Allocations are based on the balance of each investment type in the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   Participants can choose to invest their contributions in the following six Merrill Lynch funds: Growth Fund, Global Allocation Fund, Federal Securities Trust Fund, Capital Fund, Basic Value Fund, Retirement Preservation Trust Fund, or in any combination thereof in increments of 10% at their discretion. The Funds are selected by the Investment Committee appointed by the Board of Directors of the Company.

   Vesting - Participants are immediately vested in their pre-tax and post-tax contributions and AES matching contributions plus actual earnings thereon. Vesting in profit sharing contributions is based on years of continuous service. A participant vests 20% per year and is fully vested after five years of credited service.

   Withdrawals and Distributions - The value of the participant's contributions plus the value of all vested Company contributions is payable to the participant upon retirement or upon termination of employment with the Company. At each participant's election, the entire distribution may be made as a single lump sum payable in AES Common Stock, cash, or a combination of both. The participant also has the option of receiving the value of their Plan account in substantially equal cash installments.

   Forfeitures - Participants who leave the Company who have not completed five years of credited service forfeit the value of the Company's profit sharing contributions in which they are not then vested. Forfeitures are applied to reduce AES contributions in subsequent years.

   Administration - The plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. Merrill Lynch Trust Company is the Plan Trustee. Administrative, legal, and all other expenses of the plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   General - The Plan's financial statements are prepared on the accrual basis of accounting.

   Valuation of Investments - All money market and other mutual funds are stated at their fair value as determined by Merrill Lynch Trust Company, Somerset, New Jersey. All participant loans are valued at cost, which approximates fair value.

   The Company's stock is traded on the New York Stock Exchange (NYSE). The Plan's investment in the Company's stock is stated at quoted market value. At December 31, 1996 and 1995, the quoted market value of the Company's common stock was $46.50 and $23.88 per share, respectively.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

   Reclassifications - Certain reclassifications have been made to 1995 amounts to conform with the 1996 presentation.

3. INVESTMENTS

   The participants' and the Company's cash contributions to the Plan and Plan earnings are invested in various money market or mutual funds at the direction of the participants. The following tables present the fair values of investments at December 31, 1996 and 1995.

   Fair Value of Investments at December 31, 1996

     Cash                                                    $      17,525
     Investments at quoted market value:
        The AES Corporation common stock                       127,310,932 *
        Money market funds:
          Merrill Lynch Retirement Preservation Fund            13,383,048 *
        Mutual funds:
          Merrill Lynch Growth Fund                             12,867,091 *
          Basic Value Fund                                       3,592,239
          Other                                                  5,809,495
  Participant loans                                              3,918,608
                                                             -------------
  Total investments at fair value                            $ 166,898,938
                                                             =============

Fair Value of Investments at December 31, 1995
----------------------------------------------

  Cash                                                             $    88,899
  Investments at quoted market value:
    The AES Corporation common stock                                70,098,422 *
    Money market funds:
       Merrill Lynch Retirement Preservation Fund                    5,316,301 *
    Mutual funds:
       Merrill Lynch Growth Fund                                     8,451,193 *
       Basic Value Fund                                              2,220,096
       Other                                                         4,112,437
  Participant loans                                                  3,402,561
                                                                  ------------
  Total investments at fair value                                  $93,689,909
                                                                  ============

The above investments indicated with an "*" represent 5% or more of the Plan's net assets as of December 31, 1996 and 1995, respectively.


Net Appreciation in Fair Value During the Year Ended December 31, 1996
----------------------------------------------------------------------

During the year ended December 31, 1996, the Plan's investments (including investments sold, withdrawn, and held during the period) at quoted market value appreciated in value by $67,091,692 as follows:

   The AES Corporation common stock                                $65,149,990
   Mutual funds                                                      1,941,702
                                                                  ------------
       Net appreciation in fair value                              $67,091,692
                                                                  ============


Net Appreciation in Fair Value during the Year Ended December 31, 1995
----------------------------------------------------------------------

During the year ended December 31, 1995, the Plan's investments (including investments sold, withdrawn, and held during the period) at quoted market value appreciated in value by $11,498,468 as follows:

   The AES Corporation common stock                                $ 9,551,532
   Mutual funds                                                      1,946,936
                                                                  ------------
       Net appreciation in fair value                             $ 11,498,468
                                                                  ============

    4. INFORMATION REGARDING NET ASSETS AVAILABLE FOR BENEFIT BY FUND


    December 31, 1996

                                                                                   MERRILL LYNCH FUNDS
                                                             -----------------------------------------------------------------------
                                                  AES                              GLOBAL             FEDERAL
                                                 COMMON           GROWTH         ALLOCATION         SECURITIES             CAPITAL
                                                 STOCK             FUND             FUND            TRUST FUND              FUND
                                            ------------     --------------    -------------     ---------------     --------------
        ADDITIONS TO NET ASSETS:
         Investment Income:
           Interest and dividends           $    49,455     $   1,040,871     $    218,983      $      134,967      $     154,382
           Net appreciation in fair
             value of investments            65,149,990         1,663,463           48,101             (32,338)            24,450
                                            ------------     --------------    -------------     ---------------     --------------
        Total investment income              65,199,445         2,704,334          267,084             102,629            178,832
                                            ------------     --------------    -------------     ---------------     --------------

        Contributions:
          Employer                            4,433,845                 -                -                   -                  -
          Participants                          357,688           655,387          162,627             152,878            142,203
                                            ------------     --------------    -------------     ---------------     --------------
        Total contributions                   4,791,533           655,387          162,627             152,878            142,203
                                            ------------     --------------    -------------     ---------------     --------------

        TOTAL ADDITIONS                      69,990,978         3,359,721          429,711             255,507            321,035

        DEDUCTIONS FROM NET ASSETS:
          (Transfers out) transfers in      (11,201,466)        1,293,803          320,981             442,678            176,439
          Withdrawals and distributions      (1,389,769)         (237,626)        (158,282)            (49,222)           (41,791)
                                            ------------     --------------    -------------     ---------------     --------------

        NET INCREASE (DECREASE)              57,399,743         4,415,898          592,410             648,963            455,683

        NET ASSETS AVAILABLE FOR
        BENEFITS, BEGINNING OF YEAR          72,989,157         8,451,193        1,511,091           1,498,776          1,102,572
                                            ------------     --------------    -------------     ---------------     --------------

        NET ASSETS AVAILABLE FOR
        BENEFITS, END OF YEAR              $130,388,900     $  12,867,091     $  2,103,501      $    2,147,739      $   1,558,255
                                            ------------     --------------    -------------     ---------------     --------------



                                            MERRILL LYNCH FUNDS
                                       ------------------------------
                                           BASIC          RETIREMENT
                                           VALUE         PRESERVATION     PARTICIPANT
                                           FUND              TRUST            LOANS            OTHER           TOTAL
                                       -------------    -------------    -------------    -------------    -------------
        ADDITIONS TO NET ASSETS:
         Investment Income:
           Interest and dividends
           Net appreciation in fair    $     247,915    $     445,088    $          --    $       1,789    $   2,293,450
             value of investments            238,026               --               --               --       67,091 692
                                       -------------    -------------    -------------    -------------    -------------
        Total investment income              485,941          445,088               --            1,789       69,385,142
                                       -------------    -------------    -------------    -------------    -------------

        Contributions:
          Employer                                --               --               --               --        4,433,845
          Participants                       213,539          359,908               --          123,464        2,167,694
                                       -------------    -------------    -------------    -------------    -------------
        Total contributions
                                             213,539          359,908               --          123,464        6,601,539
                                       -------------    -------------    -------------    -------------    -------------
        TOTAL ADDITIONS                      699,480          804,996               --          125,253       75,986,681

        DEDUCTIONS FROM NET ASSETS:
          (Transfers out) transfers in       731,629        7,703,461          532,475
          Withdrawals and distributions      (58,966)        (441,710)         (16,428)        (190,508)      (2,584,302)
                                       -------------    -------------    -------------    -------------    -------------

        NET INCREASE (DECREASE)            1,372,143        8,066,747          516,047          (65,255)      73,402,379

        NET ASSETS AVAILABLE FOR
        BENEFITS, BEGINNING OF YEAR        2,220,096        5,316,301        3,402,561          206,244       96,697,991
                                       -------------    -------------    -------------    -------------    -------------

        NET ASSETS AVAILABLE FOR
        BENEFITS, END OF YEAR          $   3,592,239    $  13,383,048    $   3,918,608    $     140,989    $ 170,100,370
                                       =============    =============    =============    =============    =============



    December 31, 1995
                                                                                   MERRILL LYNCH FUNDS
                                                             -----------------------------------------------------------------------
                                                  AES                              GLOBAL             FEDERAL
                                                 COMMON           GROWTH         ALLOCATION         SECURITIES             CAPITAL
                                                 STOCK             FUND             FUND            TRUST FUND              FUND
                                            ------------     --------------    -------------     ---------------     --------------
        ADDITIONS TO NET ASSETS:
         Investment Income:
           Interest and dividends           $    37,815     $     775,043     $    128,553      $      115,974      $     119,213
           Net appreciation in fair
             value of investments             9,551,532         1,179,619          151,512              96,152            119,896
                                            ------------     --------------    -------------     ---------------     --------------
        Total investment income               9,589,347         1,954,662          280,065             212,126            239,109
                                            ------------     --------------    -------------     ---------------     --------------

        Contributions:
          Employer                            4,976,064                 -                -                   -                  -
          Participants                                -           653,894          175,408             180,004            154,886
                                            ------------     --------------    -------------     ---------------     --------------
        Total contributions                   4,976,064           653,894          175,408             180,004            154,886
                                            ------------     --------------    -------------     ---------------     --------------

        TOTAL ADDITIONS (DEDUCTIONS)         14,565,411         2,608,556          455,473             392,130            393,995

        DEDUCTIONS FROM NET ASSETS:
          (Transfers out) transfers in       (3,614,755)        1,213,331          166,220               9,445            318,802
          Withdrawals and distributions      (1,211,663)         (397,668)         (74,951)            (75,464)           (44,979)
                                            ------------     --------------    -------------     ---------------     --------------
        NET INCREASE (DECREASE)               9,738,993         3,424,219          546,742             326,111            667,818

        NET ASSETS AVAILABLE FOR
        BENEFITS, BEGINNING OF YEAR          63,250,166         5,026,974          964,349           1,172,663            434,754
                                            ------------     --------------    -------------     ---------------     --------------

        NET ASSETS AVAILABLE FOR
        BENEFITS, END OF YEAR              $ 72,989,159     $   8,451,193     $  1,511,091      $    1,498,774      $   1,102,572
                                            ============     ==============    =============     ===============     ==============



                                            MERRILL LYNCH FUNDS
                                       ------------------------------
                                           BASIC          RETIREMENT
                                           VALUE         PRESERVATION     PARTICIPANT
                                           FUND              TRUST            LOANS            OTHER           TOTAL
                                       -------------    -------------    -------------    -------------    -------------
        ADDITIONS TO NET ASSETS:
         Investment Income:
           Interest and dividends
           Net appreciation in fair    $     119,454    $     320,957    $          --    $      25,476    $   1,642,485
             value of investments            399,757               --               --               --       11,498,468
                                       -------------    -------------    -------------    -------------    -------------
        Total investment income              519,211          320,957               --           25,476       13,140,953
                                       -------------    -------------    -------------    -------------    -------------

        Contributions:
          Employer                                --               --               --               --        4,976,064
          Participants                       210,110          377,756          379,334          (62,508)       2,068,884
                                       -------------    -------------    -------------    -------------    -------------
        Total contributions
                                             210,110          377,756          379,334          (62,508)      7,044,948
                                       -------------    -------------    -------------    -------------    -------------
        TOTAL ADDITIONS (DEDUCTIONS)         729,321          698,713          379,334          (37,032)      20,185,901

        DEDUCTIONS FROM NET ASSETS:
          (Transfers out) transfers in       418,243        1,488,714                -                -                -
          Withdrawals and distributions     (258,847)        (301,957)        (172,490)         (30,437)      (2,568,456)
                                       -------------    -------------    -------------    -------------    -------------

        NET INCREASE (DECREASE)              888,717        1,885,470          206,844          (67,469)      17,617,445

        NET ASSETS AVAILABLE FOR
        BENEFITS, BEGINNING OF YEAR        1,331,379        3,430,831        3,195,717          273,713       79,080,546
                                       -------------    -------------    -------------    -------------    -------------

        NET ASSETS AVAILABLE FOR
        BENEFITS, END OF YEAR          $   2,220,096    $   5,316,301    $   3,402,561    $     206,244    $  96,697,991
                                       =============    =============    =============    =============    =============

5. PARTICIPANT LOANS

   Participants may take loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of the participant's vested account balance. Loans are repayable over periods up to five years (ten years for loans to purchase a principal residence) and bear a fixed interest rate, at prime + 1/2% determined at the commencement of the loan. Interest on all loans is allocated to the participant's account from which the loan was extended.

6. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of a termination, the assets of the Plan will first be used to pay the liabilities (if any) of the Plan. The remaining assets will then be distributed to the participants in proportion to their respective interest in the Funds.

7. INCOME TAXES

   The Plan obtained its latest determination letter on January 31, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. PLAN AMENDMENTS

   The Plan was amended effective as of January 1, 1995, to increase the Company's employer contribution maximum from 4.5% to 5.0% for the plan year commencing January 1, 1995, and for each subsequent plan year thereafter. The Plan was also amended, effective January 1, 1996 to clarify certain definitions and to simplify the method to pay out excess contributions.

9. SUBSEQUENT EVENT

   The Plan was amended, effective as of May 1, 1997, to allow for an immediate distribution to an alternate payee pursuant to a QDRO (Qualified Domestic Relations Order). Previously, an alternate payee was restricted to the same distribution options as the participant.

                                  * * * * * *

THE AES CORPORATION PROFIT SHARING AND STOCK OWNERSHIP PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                              NUMBER                                FAIR
                                                             OF SHARES           COST               VALUE
                                                           ------------     -------------      --------------
  Cash                                                                      $      17,525      $      17,525

  The AES Corporation common stock -
    2,740,985 shares at $46.50 per share                     2,740,985         23,411,422        127,310,932

  Merrill Lynch Retirement Preservation Trust Fund          13,383,048         13,383,048         13,383,048

  Merrill Lynch Growth Fund                                    492,426          9,963,336         12,867,091

  Merrill Lynch Global Allocation Fund                         144,571          2,001,795          2,103,501

  Merrill Lynch Federal Securities Trust Fund                  224,190          2,168,149          2,147,739

  Merrill Lynch Capital Fund                                    50,185          1,464,793          1,558,255

  Merrill Lynch Basic Value Fund                               115,879          3,021,963          3,592,239

  Participant loans (Interest 6.5 % - 12%)                   3,918,608          3,918,608          3,918,608
                                                                            -------------      -------------
  TOTAL                                                                     $  59,350,639      $ 166,898,938
                                                                            =============      =============


Transactions in these investments are considered to be party-in-interest transactions under Department of Labor regulations.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1996
--------------------------------------------------------------------------------

   TOTAL NUMBER OF                                 COST/BOOK           PROCEEDS OF         REALIZED
  PURCHASES   SALES     DESCRIPTION                  VALUE                SALE            GAIN/(LOSS)
     173        -    The AES Corporation
                     Common Stock                 $ 5,706,880          $         -       $         -

     238        -    Merrill Lynch Retirement
                     Preservation Trust            10,270,088                    -                 -

      -        174   The AES Corporation
                     Common Stock                   3,430,324           14,485,893        11,055,569

NOTES:    (1)  The items listed above  represent all  transactions  or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
               Security Act of 1974. All purchases are stated at cost.

          (2) There were no single transactions in excess of 5% for the year ended December 31, 1996.


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



                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                             THE AES CORPORATION


                                             BY: /s/ Barry J. Sharp
                                                 ----------------------
                                                 Barry J. Sharp
                                                 Vice President and
                                                 Chief Financial Officer

 Date: June 27, 1997




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



                                  EXHIBIT INDEX

  EXHIBIT 23.1                                                             PAGE
  Independent Auditors' Consent                                             16
















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